UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 23, 2012

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Item I – Information Contained in this Form 6-K Report

Proposed change of independent registered public accounting firm:

As a result of a competitive request for proposal process undertaken by the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Ritchie Bros. Auctioneers Incorporated (the “Company”), the Audit Committee determined not to propose KPMG LLP (“KPMG”) for reappointment as the auditor of the Company on the expiry of its term of office at the annual meeting of shareholders of the Company to be held on or about April 25, 2013, but instead propose that the shareholders of the Company appoint Ernst & Young LLP (“E&Y”) as independent auditor of the Company. The decision to change the Company’s independent auditor was made by the Board, on recommendation of the Audit Committee, on October 26, 2012.

The reports of KPMG on the consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2010 and 2011 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2010 and 2011 and the subsequent interim period through September 30, 2012, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG would have caused KPMG to make reference thereto in their reports on the financial statements of the Company for such fiscal years.

During the fiscal years ended December 31, 2010 and 2011 and the subsequent interim period through September 30, 2012, there were no “reportable events” (as defined in SEC Regulation S-K Item 304(a)(1)(v)).

During the fiscal years ended December 31, 2010 and 2011 and the subsequent period through September 30, 2012, the Company did not consult with E&Y regarding either:

(a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did E&Y provide written or oral advice to the Company that E&Y concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(b) any matter that was either the subject of a “disagreement” (as defined in SEC Regulation S-K Item 304(a)(1)(iv) and the related instructions), or a “reportable event” (as defined in Item 304(a)(1)(v) of SEC Regulation S-K).

Letter of KPMG LLP:

In connection with requirements under Canadian law, the Company provided a form of notice to KPMG regarding the Audit Committee’s recommended change in auditor. A copy of the Company’s form of notice is filed as Exhibit 16.1 to this Report on Form 6-K. In response, the Company received a letter from KPMG acknowledging its agreement with the Company’s letter. A copy of KPMG’s letter is filed as Exhibit 16.2 to this Report on Form 6-K.

Letter of Ernst & Young LLP:

In connection with requirements under Canadian law, the Company provided a form of notice to E&Y regarding the Audit Committee’s recommended change in auditor. A copy of the Company’s form of notice is filed as Exhibit 16.1 to this Report on Form 6-K. In response, the Company received a letter from E&Y acknowledging its agreement with the Company’s letter. A copy of E&Y’s letter is filed as Exhibit 16.3 to this Report on Form 6-K.

Item 2 – Exhibit Index

The following exhibits are filed as part of this Report:

Number	Description

16.1	Letter from Ritchie Bros. Auctioneers Incorporated to, among others, KPMG LLP and Ernst & Young LLP, dated October 31, 2012, regarding proposed change in independent registered public accounting firm.

16.2	Letter of KPMG LLP, dated November 13, 2012, regarding change in independent registered public accounting firm.

16.3	Letter of Ernst & Young LLP, dated November 5, 2012, regarding change in independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)
Date: November 23, 2012

	By:	/s/ Jeremy Black
Jeremy Black
Corporate Secretary